                                                Filed Pursuant to Rule 424(b)(3)
                                                             File No. 333-106476

                   AMERICAN BUSINESS FINANCIAL SERVICES, INC.

     SUPPLEMENT DATED FEBRUARY 17, 2004 TO PROSPECTUS DATED NOVEMBER 7, 2003

         The following information supplements our prospectus dated November 7, 2003 related to the sale of our debt securities, which we refer to in this document as investment notes. You should review this information prior to making a decision to purchase our investment notes. This supplement should be read in conjunction with the prospectus dated November 7, 2003.

         The Exchange Offer

         On December 1, 2003, we mailed an Offer to Exchange, which we refer to as the Exchange Offer in this document, to holders of investment notes issued prior to April 1, 2003 which offered holders of such notes the ability to exchange up to $200,000,000 of their investment notes in increments of $1,000 of principal amount (unless waived by us) for:

              o equal amounts of senior collateralized subordinated notes having interest rates equal to 10 basis points above the investment notes tendered and collateral in the form of a senior security interest in certain cash flows from interest-only strips of our subsidiaries, with an aggregate value of at least 150% of the original principal amount of the senior collateralized subordinated notes on the date of issuance (provided that such collateral coverage may not fall below 100% of the outstanding principal balance of the notes as determined by us on any quarterly balance sheet date), and shares of 10% Series A Convertible Preferred Stock which we refer to as Series A Preferred Stock in this document; or

              o solely shares of 10% Series A Preferred Stock.

         Upon completion of the Exchange Offer on February 6, 2004, we exchanged $115.4 million of outstanding investment notes for $54.3 million of senior collateralized subordinated notes and 61.1 million shares of Series A Preferred Stock. The Exchange Offer was transacted in two closings. At the December 31, 2003 closing, we exchanged $73.6 million of outstanding investment notes for $34.5 million of senior collateralized subordinated notes and 39.1 million shares of Series A Preferred Stock. At the February 6, 2004 closing, we exchanged an additional $41.9 million of outstanding investment notes for $19.9 million of senior collateralized subordinated notes and 22.0 million shares of Series A Preferred Stock.

         Effects of the Exchange Offer on Investment Notes Purchased in this Offering

         The investment notes you purchase in this offering are impacted by the senior collateralized subordinated notes issued in the Exchange Offer. In the event of our liquidation, the investment notes you purchase in this offering would be repaid only if funds remain after the repayment of our senior debt, subsidiary debt (to the extent of the assets of the subsidiary), and the principal and interest on the senior collateralized subordinated notes issued in the Exchange Offer to the extent of the collateral for such notes. If this collateral is not sufficient to repay the senior collateralized subordinated notes outstanding in full, the unpaid portion of the senior collateralized subordinated notes will be equal in right of repayment with the outstanding investment notes, including the investment notes purchased in this offering.

         In connection with the Exchange Offer, we issued senior collateralized subordinated notes and Series A Preferred Stock with the characteristics described above. The senior collateralized subordinated notes issued in the Exchange Offer are secured by a security interest in certain cash flows originating from assets of our subsidiaries called interest-only strips.

         As a result of the Exchange Offer, at February 6, 2004, investment notes outstanding decreased by $115.4 million, senior collateralized subordinated notes increased by $54.3 million and our stockholders' equity increased by $61.1 million.

         In the event of our liquidation, holders of investment notes would be repaid only if funds remain after the repayment of our senior debt, subsidiary debt (to the extent of the assets of the subsidiary), and the principal and interest on the senior collateralized subordinated notes to be issued in the Exchange Offer to the extent of the collateral for such notes. In addition, in the event of our liquidation, if the collateral securing the senior collateralized subordinated notes is not sufficient to repay the senior collateralized subordinated notes outstanding (including accrued and unpaid interest) in full, the unpaid portion of the senior collateralized subordinated notes will be equal in right of repayment with the outstanding investment notes and, therefore, will dilute the amount of assets available, if any, to repay the principal and interest on the investment notes. The investment notes and the senior collateralized subordinated notes are senior in right of preference to the Series A Preferred Stock to be issued in the exchange.

         The investment notes continue to be subordinated, or junior in right of repayment, to our senior debt and debt of our subsidiaries (to the extent of the assets of our subsidiaries), whether now or hereafter incurred. See "Description of the Debt Securities Offered and the Indenture - Provisions Relating to All Securities" in our prospectus dated November 7, 2003 for further information.

         The following table compares our secured and senior debt obligations and unsecured subordinated debenture obligations at December 31, 2003 to assets which are available to repay those obligations and gives the pro forma effect to tenders of investment notes accepted by us in the February 6, 2004 closing (in thousands):

                                                       Secured and                Unsecured
                                                       Senior Debt               Subordinated
                                                       Obligations                Debentures                Total Debt
                                                     -----------------         -----------------          ---------------
         Outstanding debt obligations -
             historical (a).......................    $       122,399           $       629,674            $     752,073
         Pro forma effect of Exchange Offer.......             19,874  (g)              (41,890)  (g)            (22,016)
                                                     -----------------         -----------------          ---------------
         Pro forma outstanding debt
             obligations..........................    $       142,273           $       587,784            $     730,057
                                                     =================         =================          ===============
         Assets available to repay debt:
             Cash.................................    $             -           $        14,759            $      14,759  (c)
             Loans................................             91,208  (d)               24,584                  115,792
             Interest-only strips.................            110,289  (b)              423,388                  533,677  (e)
             Servicing rights.....................                  -                    94,086                   94,086  (e)
                                                     -----------------         -----------------          ---------------
             Total assets available - historical..            201,497                   556,817                  758,314
         Pro forma effect of Exchange Offer.......             29,811  (f)(g)           (29,811)  (f)(g)               -
                                                     -----------------         -----------------          ---------------
         Pro forma assets available...............   $        231,308           $       527,006            $     758,314
                                                     =================         =================          ===============


(a) Includes the impact of the exchange of $73.6 million of subordinated debentures (unsecured subordinated debentures) for $34.5 million of senior collateralized subordinated notes (secured and senior debt obligations) and 39.1 million shares of Series A Preferred Stock on December 31, 2003. At December 31, 2003, $51.7 million of our interest-only strips were collateralizing the senior collateralized subordinated notes at 150% of the outstanding amount of the senior collateralized subordinated notes.

(b) Security interests under the terms of the $250.0 million credit facility are included in this table. This $250.0 million credit facility is secured by loans when funded under this facility. In addition, interest-only strips secure obligations in an amount not to exceed 10% of the outstanding principal balance under the $250.0 million credit facility and the obligations due under the fee letter related to this facility. Assuming the entire $250.0 million available under this credit facility were utilized, the maximum amount secured by the interest-only strips would be approximately $58.6 million. This amount is included as an allocation of our interest-only strips to the secured and senior debt obligations column.

(c) The amount of cash reflected in this table excludes restricted cash balances of $14.9 million at December 31, 2003.

(d) Reflects the amount of loans specifically pledged as collateral against our advances under our credit facilities.

(e) Reflects the fair value of our interest-only strips and servicing rights at December 31, 2003.

(f) The grant of a lien on the collateral to secure the senior collateralized subordinated notes issued upon the completion of the Exchange Offer is not a direct lien on any interest-only strips, but is, rather, a lien on our right to receive payments due from ABFS Warehouse Trust 2003-1 which is a special purpose entity which holds the majority of, but not all of, the interest-only strips directly or indirectly held by us.

(g) Gives effect to the February 6, 2004 exchange of an additional $41.9 million of investment notes (unsecured subordinated debentures) for $19.9 million of senior collateralized subordinated notes (secured and senior debt obligations) and 22.0 million shares of Series A Preferred Stock. At February 6, 2004, an additional $29.8 million of our interest-only strips were collateralizing these new senior collateralized subordinated notes. Including the collateral requirements on the senior collateralized subordinated notes issued on December 31, 2003, $81.5 million of our interest-only strips were collateralizing senior collateralized subordinated notes.

         Results of Operations for the Second Quarter and First Six Months of Fiscal 2004

         We incurred operating losses of $29.9 million and $51.1 million for the fiscal year ended June 30, 2003 and the first six months of fiscal 2004, respectively. In addition, we anticipate incurring operating losses through the fourth quarter of fiscal 2004.

         For the second quarter of fiscal 2004, we recorded a net loss of $24.8 million. The loss primarily resulted from liquidity issues we have experienced in recent quarters, which substantially reduced our loan origination volume and our ability to generate revenues, and a net $12.0 million pre-tax valuation adjustment on our securitization assets which was charged to the income statement. Additionally, operating expense levels that would support greater loan origination volume also contributed to the loss for the second quarter of fiscal 2004.

         During the second quarter of fiscal 2004, we recorded gross pre-tax valuation adjustments on our securitization assets primarily related to prepayment experience of $23.1 million, of which $17.2 million was charged to the income statement and $5.9 million was charged to other comprehensive income. Our securitization assets are comprised of interest-only strips and servicing rights. The valuation adjustment on interest-only strips related to prepayment experience for the six months ended December 31, 2003 was offset by an $8.4 million favorable impact of reducing the discount rate applied to value the residual cash flows from interest-only strips on December 31, 2003 from 11.0% to 10.0%. Of this amount, $5.2 million offset the portion of the adjustment expensed through the income statement and $3.2 million offset the portion of the adjustment charged to other comprehensive income. The write-down of securitization assets primarily reflects the impact of higher than anticipated prepayments on securitized loans due to the continuing low interest rate environment.

         For the first six months of fiscal 2004, we recorded a net loss of $51.1 million. The loss primarily resulted from liquidity issues we have experienced in recent quarters, which substantially reduced our loan origination volume and our ability to generate revenues, and net pre-tax valuation adjustment of $22.8 million on our securitization assets which were charged to the income statement. Additionally, operating expense levels that would support greater loan origination volume also contributed to the loss for the first six months of fiscal 2004. During the first six months of fiscal 2004, we recorded gross pre-tax valuation adjustments on its securitization assets primarily related to prepayment experience of $39.8 million, of which $28.0 million was charged to the income statement and $11.8 million was charged to other comprehensive income. The valuation adjustment on interest-only strips related to prepayment experience for the first six months of fiscal 2004 was offset by an $8.4 million favorable impact of reducing the discount rate applied to value the residual cash flows from interest-only strips on December 31, 2003 from 11.0% to 10.0%. Of this amount, $5.2 million offset the portion of the adjustment expensed through the income statement and $3.2 million offset the portion of the adjustment charged to other comprehensive income. The write-down of securitization assets primarily reflects the impact of higher than anticipated prepayments on securitized loans due to the continuing low interest rate environment.

         As a result of our liquidity issues, since June 30, 2003, our loan origination volume was substantially reduced. From July 1, 2003 through December 31, 2003, we originated $227.1 million of loans, which represents a significant reduction as compared to originations of $773.7 million of loans for the same period in fiscal 2003.

         Purported Class Action Lawsuits

         On January 21, 2004, January 28, 2004 and February 12, 2004, three purported class action lawsuits were filed against us and our director and Chief Executive Officer, Anthony Santilli, and our Chief Financial Officer, Albert Mandia, in the United States District Court for the Eastern District of Pennsylvania. The first two suits also name former director, Richard Kaufman, as a defendant. The lawsuits were brought on behalf of all purchasers of our common stock between for the class period January 27, 2000 and June 25, 2003 with respect to the first two suits filed. The class period related to the third suit is January 27, 2000 through June 12, 2003.1

         The first two lawsuits allege that, among other things, we and the named directors and officers violated Sections 10(b) and 20(a) of the Securities Exchange Act of 1934. These lawsuits allege that, among other things, during the applicable class period, our forbearance and foreclosure practices enabled us to, among other things, allegedly inflate our financial results. These two lawsuits appear to relate to the same subject matter as the Form 8-K we filed on June 13, 2003 disclosing a subpoena from the Civil Division of the U.S. Attorney's Office into our forbearance and foreclosure practices. The U.S. Attorney's inquiry was subsequently concluded in December 2003. See "Resolution of U.S. Attorney Inquiry" below. These two lawsuits seek unspecified compensatory damages, costs and expenses related to bringing the action, and other unspecified relief.

         The third lawsuit alleges that the defendants issued false and misleading financial statements in violation of GAAP, the Securities Exchange Act of 1934 and SEC rules by entering into forbearance agreements with borrowers, understating default and foreclosure rates and failing to properly adjust prepayment assumptions to hide the impact on net income. This lawsuit seeks unspecified damages, interest, costs and expenses of the litigation, and injunctive or other relief.

         Procedurally, these lawsuits are in a very preliminary stage and no class has been certified in any of the actions. We do not expect that we will be required to file a response to the lawsuits for several months. We believe that we have several defenses to the claims raised by these lawsuits and intend to vigorously defend the lawsuits. Due to the inherent uncertainties in litigation and because the ultimate resolution of these proceedings are influenced by factors outside our control, we are currently unable to predict the ultimate outcome of this litigation or its impact on our financial position or results of operations.

         Resolution of U.S. Attorney Inquiry

         On December 22, 2003, we entered into a Joint Agreement with the Civil Division of the U. S. Attorney's Office for the Eastern District of Pennsylvania which ends an inquiry by the U.S. Attorney focused on our forbearance policy initiated pursuant to the previously disclosed civil subpoena, dated May 14, 2003.

         In response to the inquiry and as part of the Joint Agreement, we have adopted a revised forbearance policy, which became effective on November 19, 2003. Under this policy, we will no longer require a borrower to execute a deed in lieu of foreclosure as a condition to entering into a forbearance agreement with us where the real estate securing the loan is the borrower's primary residence. Under the Joint Agreement, we have also agreed to return to existing borrowers any executed but unrecorded deeds in lieu of foreclosure obtained under our former forbearance policy.

         We also agreed to contribute a total of $80,000 to one or more U.S. Department of Housing and Urban Development (HUD) approved housing counseling organizations within the next 13 months. We have the right to designate the recipient organization(s) and will provide the U.S. Attorney's Office with the name(s) of the recipient(s). Each recipient must provide housing counseling in the states in which we originate mortgage loans.

         Under our revised forbearance policy, eligible borrowers will be sent a letter, along with our standard form forbearance agreement encouraging them to: read the forbearance agreement; seek the advice of an attorney or other advisor prior to signing the forbearance agreement; and contact our consumer advocate by calling a toll-free number with questions. The Joint Agreement requires that for 18 months following its execution, we will notify the U.S. Attorney's Office of any material changes we propose to make to our forbearance policy, form of forbearance agreement (or cover letter) and that no changes to these documents shall be effective until at least 30 days after this notification. The U.S. Attorney reserves the right to reinstitute its inquiry if we do not comply with our revised forbearance policy, fail to provide the 30 days notice described above, or disregard the concerns of the U.S. Attorney's Office, after providing such notice. The Joint Agreement also requires that we provide the U.S. Attorney with two independently prepared reports confirming our compliance with our revised forbearance policy (including the standard form of forbearance agreement and cover letter) and internal company training for collections department employees described below. These reports are to be submitted to the U.S. Attorney's Office at 9 and 18 months after the execution of the Joint Agreement.

         We also agreed to implement a formal training session regarding our revised forbearance policy for all of our collections department employees, at which such employees will be directed to inform borrowers that they can obtain assistance from housing and credit counseling organizations and how to find such organizations in their area. We agreed to monitor compliance with our forbearance policy and take appropriate disciplinary action against those employees who do not comply with this policy.

-------------------------------
(1) The complaints are captioned: Richard Weisinger v. American Business Financial Services, Inc., et. al., Civil Action No. 04-265; Sean Ruane v. American Business Financial Services, Inc., Civil Action No. 04-400, and Operative Plasterers' and Concrete Masons' International Employees' Trust Fund, et.al v. American Business Financial Services, Inc., et. al., Civil Action
No. 04-cv-617.